

Mail Stop 4720

March 1, 2016

Joseph Hernandez
Executive Chairman, Chief Executive Officer,
   and Chief Financial Officer
Ember Therapeutics, Inc.
135 East 57th Street
24th Floor
New York, NY 10022

     Re: Ember Therapeutics, Inc.
              Current Report on Form 8-K
              Filed February 3, 2016
              File No. 033-13474-NY

Dear Mr. Hernandez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Our Product Pipeline, page 7

1.   In your discussion of MT-006, please indicate whether the clinical trials performed to date have been located within the United States and, if so, state the approximate date of filing of an investigational new drug application (IND) with the FDA and the identity of the filing party.

2.   We note your disclosure that you will conduct a Phase 2b or Phase 3 clinical trial for MT-006 and your description of how these trials may be designed. Please expand your disclosure to indicate when and how you will determine which phase trial to conduct.

Our Intellectual Property, page 10

3.   Please amend this disclosure to provide more information about your material patents, particularly those relating to BMP-7 for the treatment of OA. For instance, disclose the number of patents, whether they cover composition of matter or method of use and their approximate expiration dates.

Employees, page 21

4.   Please file the consulting agreements you have entered into with your Chief Scientific Officer and your Vice President of Clinical Development as exhibits to your filing. We refer you to Item 601(b)(10)(iii)(A) of Regulation S-K.

5.   Please expand your disclosure to explain the role of your scientific advisory board, as well as the extent of the members' obligation to you and how and to what extent they are compensated.

"Our existing and future debt obligations could impair our liquidity and financial condition . . .," page 26

6.   Please amend this risk factor to include your current level of indebtedness.

"We may be faced with product liability lawsuits . . .," page 34

7.   Please indicate in this risk factor whether you have obtained product liability insurance for your clinical trials and, if so, state the coverage limit.

Risks Related to Ownership of Our Common Stock

8.   Please include a risk factor that cites the concentration of equity ownership in your principal executive officer and sole director and describe the impact on other investors' ability to influence corporate decisions as a result.

Principal Transactions, page 44

9.   In your descriptions of the Stryker Agreement and the Joslin License Agreement, please describe and quantify the milestone payments eligible to be made under these agreements.

Scientific Advisors and Consultants, page 57

10.   Please indicate specifically the business experience of your Chief Scientific Officer and your Vice President of Clinical Development over the last five years, as each of them appears to be serving in an executive capacity, as well as the other scientific advisors listed herein. We refer you to Item 401(c) of Regulation S-K.

Executive Compensation, page 61

11.   Please amend this disclosure to include the compensation paid to your Chief Scientific Officer and your Vice President of Clinical Development. We refer you to Items 402(m)(2) and (n) of Regulation S-K.

Exhibit Index, page 74

12.   We note your disclosure that you have sought confidential treatment with respect to certain exhibits to your Form 8-K. Please be advised that we will review your application separately and will forward you any comments relating to your confidential treatment request under separate cover.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Joe Laxague